Via Facsimile and U.S. Mail
Mail Stop 03-09


November 23, 2004

Mr. Armand Dauplaise
President
Bio-One Corporation
1630 Winter Springs Boulevard
Winter Springs, FL 32708

Re:       Bio-One Corporation
             File No. 000-31889

Dear Mr. Dauplaise:

	The staff has received a SECPS letter from Tschopp, Whitcomb & Orr, P.A., dated November 2, 2004, notifying the Chief Accountant of the Commission that the registrant`s auditor/client relationship with Tschopp, Whitcomb & Orr, P.A. has ceased. As such, this letter is to inform you that the company should file the Item 4.01 Form 8-K immediately. The filing was due on the fourth day following the date the relationship with Tschopp, Whitcomb & Orr, P.A. ceased.

	Item 304 of Regulation S-B describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to direct any questions regarding the above to me at (202) 942-2902.

							Sincerely,


							Oscar M. Young, Jr.
							Senior Accountant
Mr. Armand Dauplaise
Bio-One Corporation
Page 1